FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2013

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

BUENAVENTURA ANNOUNCES

GENERAL SHAREHOLDERS’ MEETING

Lima, Peru, May 10, 2013 - Compañia de Minas Buenaventura S.A.A. (“the Company” or “Buenaventura”) (NYSE: BVN; Lima Stock Exchange: BUE.LM) announced today the following:

In a virtual meeting that took place today, the Company’s Board of Directors decided, in accordance to the Peruvian Law, to call for a General Shareholders’ Meeting to take place on June 7, 2013 at 9:00 a.m. to approve the Company’s financing operations, including but not limited to the placement and issuance of obligations and/or obtainment of loans, as well as the delegation of power to the Board for the approval of all of the agreements deemed necessary or convenient to determine or approve each and every one of the terms, characteristics and conditions of the Company’ financing activities.

***

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Poracota*, Uchucchacua*, Breapampa*, Mallay*, Antapite*, Julcani*, Recuperada*, El Brocal, La Zanja, Coimolache and CEDIMIN*).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: May, 10, 2013